UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Semrush Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

81686C104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81686C104

1.	Names of Reporting Persons Greycroft Growth II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,483,900 shares of Class A Common Stock (See Item 4 herein)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 10,483,900 shares of Class A Common Stock (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,483,900 shares of Class A Common Stock (See Item 4 herein)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.8% of Class A Common Stock (See Item 4 herein)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81686C104

1.	Names of Reporting Persons Greycroft Growth II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,483,900 shares of Class A Common Stock (See Item 4 herein)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 10,483,900 shares of Class A Common Stock (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,483,900 shares of Class A Common Stock (See Item 4 herein)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.8% of Class A Common Stock (See Item 4 herein)

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Semrush Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 800 Boylston Street, Suite 2475 Boston, Massachusetts 02199

Item 2.
	(a)	Name of Person Filing Greycroft Growth II, L.P. (“GCG II”) Greycroft Growth II, LLC (“GCG II GP”)
	(b)	Address of Principal Business Office or, if none, Residence c/o Greycroft LP 292 Madison Ave., Fl. 8 New York, NY 10017
	(c)	Citizenship Greycroft Growth II, L.P. - Delaware Greycroft Growth II, LLC - Delaware
	(d)	Title of Class of Securities Class A Common Stock, $0.00001 par value (“Class A Common Stock”)
	(e)	CUSIP Number 81686C104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.                  Ownership

The information required by Items 4(a)—(c) is set forth in Rows 5—11 of the cover page for the Reporting Person hereto and is incorporated herein by reference.

(a) Amound beneficially owned:

As of December 31, 2021, each of GCG II and GCG II GP beneficially owned 10,483,900 shares of the Class B Common Stock, par value $0.00001 per share (the “Class B Common Stock” and, collectively with the Class A Common Stock, the “Common Stock”). This amount consists of 10,483,900 shares held directly by GCG II. GCG II GP is the sole general partner of GCG II and may be deemed the benficial owner of the 10,483,900 shares held by GCG II.

(b) Percent of class:

Based on the quotient obtained by dividing (a) the 10,483,900 shares of the Class B Common Stock beneficially owned by each Reporting Person as set forth in Row 9 by (b) the sum of (i) 30,157,714 shares of Class A Common Stock outstanding as of November 19, 2021 as reported in the Issuer’s prospectus dated November 18, 2021 filed with the Securities and Exchange Commission on November 19, 2021, and (ii) 10,483,900 shares of Class B Common Stock beneficially owned by each Reporting Person. The 10,483,900 shares of Class B Common Stock beneficially owned by each Reporting Person is treated as converted into Class A Common Stock only for the purpose of computing this percentage ownership.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 10,483,900

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 10,483,900

Item 5.                  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.                  Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.                  Identification and Classification of Members of the Group

Not applicable

Item 9.                  Notice of Dissolution of Group

Not applicable

Item 10.               Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Greycroft Growth II, L.P.

By:	Greycroft Growth II, LLC
its	General Partner

By:	/s/ Ian Sigalow
Name: Ian Sigalow
Title: Director

Greycroft Growth II, LLC

By:	/s/ Ian Sigalow
Name: Ian Sigalow
Title: Director

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Class A Common Stock, $0.00001 par value per share, of Semrush Holding, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 14, 2022

Greycroft Growth II, L.P.

By:	Greycroft Growth II, LLC
its	General Partner

By:	/s/ Ian Sigalow
Name: Ian Sigalow
Title: Director

Greycroft Growth II, LLC

By:	/s/ Ian Sigalow
Name: Ian Sigalow
Title: Director